04002861

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH. D.C. 161

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KC-CO Equity Trading, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South LaSalle Street, Suite 2300

(No. and Street)

Chicago	**IL**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Johnson **312-762-2801**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brent Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of KC-CO Equity Trading, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Official Seal
LINDA M. DARLING
Notary Public - State of Illinois
My Commission Expires Apr. 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KC-CO Equity Trading, L.L.C.

Financial Statements
and Supplemental Information

Year ended December 31, 2003

Contents

Report of Independent Auditors

The Member
KC-CO Equity Trading, L.L.C.

We have audited the accompanying statement of financial condition of KC-CO Equity Trading, L.L.C. (the "Company") as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KC-CO Equity Trading, L.L.C. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
January 30, 2004

KC-CO Equity Trading, L.L.C.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 6,610
Receivable from clearing broker	9,141,196
Securities and derivative contracts owned, at market	9,213,230
Other assets	500
	$18,361,536
Liabilities and member's equity	
Securities and derivative contracts sold, not yet purchased, at market	$17,237,249
Accounts payable and other accrued liabilities	17,679
Total liabilities	17,254,928
Member's equity	1,106,608
Total liabilities and member's equity	$18,361,536

See accompanying notes to the financial statements.

KC-CO Equity Trading, L.L.C.

Statement of Operations

Year ended December 31, 2003

Revenues	
Net trading revenue	$ 38,720
Interest income	126,480
Dividend income	2,817
Total revenues	168,017
Interest expense	32,739
Dividend expense	84,004
Net revenues	51,274
Expenses	
Exchange, clearing, and brokerage fees	258,834
Exchange seat rental	30,218
Office and equipment rental	15,336
Other operating expenses	13,697
Total expenses	318,085
Net loss	$(266,811)

See accompanying notes to the financial statements.

KC-CO Equity Trading, L.L.C.

Statement of Changes in Member's Equity

Year ended December 31, 2003

Member's equity at December 31, 2002	$2,148,745
Member contributions	300,000
Member distributions	(1,075,326)
Net loss	(266,811)
Member's equity at December 31, 2003	$1,106,608

See accompanying notes to the financial statements.

KC-CO Equity Trading, L.L.C.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (266,811)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Receivable from clearing broker	3,713,290
Securities owned	2,517,447
Securities and derivative contracts sold, not yet purchased	(5,242,447)
Accounts payable and other accrued liabilities	7,385
Net cash provided by operating activities	728,864
Cash flows from financing activities	
Member contributions	300,000
Member distributions	(1,075,326)
Net cash used in financing activities	(775,326)
Net decrease in cash and cash equivalents	(46,462)
Cash and cash equivalents at December 31, 2002	53,072
Cash and cash equivalents at December 31, 2003	$ 6,610
Supplemental disclosure of cash flow information	
Interest paid	$ 32,739

See accompanying notes to the financial statements.

1. Organization and Nature of Business

KC-CO Equity Trading, L.L.C. (KC-CO Equity or the Company) was organized under the Delaware Limited Liability Company Act on June 11, 1997, and commenced operations in July 1997. KC-CO Equity is a registered broker-dealer under the Securities Exchange Act of 1934. KC-CO Equity is primarily engaged in the proprietary trading of equities and exchange-traded options contracts. In April 2003, KC-CO II, L.L.C. (the Parent) acquired the 2% of the Company not already owned and owns 100% of KC-CO Equity as of December 31, 2003.

The Company clears its securities transactions through First Options of Chicago, Inc., a Goldman Sachs Company (the clearing broker).

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Contracts Owned and Securities and Derivative Contracts Sold, Not Yet Purchased

Securities and derivative contracts owned and securities and derivative contracts sold, not yet purchased, and related revenues and expenses are recorded on a trade-date basis and are carried at market or fair value. Market value is generally based on listed market prices. Unrealized gains and losses are reflected in net trading revenue in the statement of operations.

Cash and Cash Equivalents

Cash equivalents consist of money market funds.

2. Significant Accounting Policies (continued)

Receivable from Clearing Broker

Receivable from clearing broker includes receivables and payables for unsettled trades, as well as cash and margin balances held at the broker. Certain of the Company's securities and cash balances held by the broker collateralize margin balances. Equity securities owned are pledged to the broker on terms that permit the broker to sell or repledge the securities, subject to certain limitations. The Company's principal source of short-term financing is provided by the clearing broker from whom it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements.

The Company, pursuant to a customary agreement, conducts business with one clearing broker for its trading activities. Substantially all of the assets and liabilities of the Company reflected in the statement of financial condition are positions with and amounts due from this clearing broker. In the event the clearing broker is unable to fulfill its obligations, the Company would be subject to credit risk.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments, and their fair values approximate their carrying amounts in the statement of financial condition.

Income Taxes

The Company operates as a single member limited liability company and is not subject to federal income taxes. Instead, the sole member is responsible for including the taxable income or loss of the Company in its income tax return.

3. Securities and Derivative Contracts Owned and Securities and Derivative Contracts Sold, Not Yet Purchased

Securities and derivative contracts owned and securities and derivative contracts sold, not yet purchased at December 31, 2003, consisted of the following:

	Owned	Sold, Not Yet Purchased
Equities	$2,481,410	$13,688,364
Options	6,731,820	3,548,885
Total	$9,213,230	$17,237,249

Equity securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

All equity securities owned are pledged to the clearing broker on terms that permit it to sell or repledge the securities to others, subject to certain limitations.

4. Related Party Transactions

Certain employee expenses and other administrative expenses are provided for by the Parent and not charged to the Company.

The Parent pays rent expense on behalf of the Company and is reimbursed by the Company. Rent expense was $12,000 for the year ended December 31, 2003.

5. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options and futures contracts. These derivative financial instruments may have market risk in excess of the amounts recorded in the statement of financial condition.

5. Derivative Financial Instruments (continued)

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. All of the Company's derivative contracts are exchange-traded contracts. For exchange-traded contracts, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 1, 2003, the maximum payouts for these contracts, which are limited to the notional amounts of each contract, and remaining terms, are as follows:

	Less Than One Year	One to Two Years	Two to Three Years	Total
Written option contracts	$43,634,388	$23,039,504	$1,415,032	$68,088,924

5. Derivative Financial Instruments (continued)

Maximum payouts as indicated above do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire, and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of the written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. As of December 31, 2003, the fair values of the option contracts that constitute guarantees as defined above is $3,548,885 and is included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

6. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits the Company from engaging in any securities transactions at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or $100,000.

At December 31, 2003, the Company had net capital of $1,106,108, which was $1,006,108 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was 0.016 to 1.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

7. Subsequent Event

In January 2004, a $600,000 capital distribution in the form of cash was made from the Company to its Parent.

Supplemental Information

0402-0514399

KC-CO Equity Trading, L.L.C.

Computation of Net Capital Under Rule 15c3-1

December 31, 2003

Member's equity	$1,106,608
Nonallowable assets:	
Other assets	500
Total nonallowable assets	500
Net capital	$1,106,108

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003, Part IIA FOCUS filing.

KC-CO Equity Trading, L.L.C.

Computation of Basic Net Capital Requirement and Computation of Aggregate Indebtedness

December 31, 2003

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,179
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$1,006,108
Excess net capital at 1,000% (net capital, less 10% of total aggregate indebtedness)	$1,104,340
Aggregate indebtedness	$ 17,679
Total aggregate indebtedness	$ 17,679
Percentage of aggregate indebtedness to net capital	1.6%

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003, Part IIA FOCUS filing.

KC-CO Equity Trading, L.L.C.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for any customers and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

KC-CO Equity Trading, L.L.C.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by Company within the time frames specified under Rule 15c3-3.	See Note
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	See Note
The system and procedures utilized in complying with the requirements to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	See Note

Note: *Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.*

Supplementary Report

Independent Auditors' Supplementary Report on Internal Control

The Member
KC-CO Equity Trading, L.L.C.

In planning and performing our audit of the financial statements of KC-CO Equity Trading, L.L.C. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Member, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
January 30, 2004